

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2025

Matthew Mills
Chief Executive Officer
Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304

>   **Re: Med-X, Inc.**
>   **Amendment No. 5 to Offering Statement on Form 1-A**
>   **Filed April 15, 2025**
>   **File No. 024-12516**

Dear Matthew Mills:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2025 letter.

Amendment No. 5 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 1. Please revise your disclosure in footnote one on the prospectus cover page and on pages 24, 31 and 64 to clarify that, pursuant to your agreement with DealMaker Securities LLC (the "Broker"), you are required to pay 6.5% of the cash proceeds from this offering to the Broker and, to the extent true, that in satisfaction of this obligation, the Broker will receive 4.5% of the cash proceeds as cash commissions on the sale of common stock in this offering and unaffiliated third-party payment processing providers will receive 2.0% of the cash proceeds as a payment processing fee.

Summary
Recent Developments, page 7

2.   We note your response to prior comment 2. Please tell us what you mean when you say that the Regulation A offering has not "officially 'commenced' yet." For example only, you state that you have not been soliciting or testing the waters with regard to the offering statement, but it is unclear whether you have provided or otherwise made available the preliminary offering circular to potential investors either in this offering or in your offerings made in reliance on Regulation Crowdfunding and Regulation D, each of which was addressed in the offering statement while it remained ongoing. Accordingly, to help us further assess your response, please provide us with your analysis as to whether the respective offering materials in the proposed Regulation A offering or in the Regulation Crowdfunding and Regulation D offerings may be considered an offer for one of the other concurrent offerings. Refer to Securities Act Rule 152(a)(2).

Capitalization, page 48

3.   Your tabular disclosure shows 21,706,015 shares issued and outstanding as of June 30, 2024 on a pro forma basis. It is unclear how this amount was determined given your disclosure in the preceding bullets that this amount is based on the actual amount of shares outstanding of 17,090,567 and gives effect to a 1-for-16 reverse stock split and the issuance of an additional 3,179,184 shares subsequent to June 30, 2024. Please advise or revise your disclosure accordingly. Additionally, please revise the statement below the table that "the above table is based on 21,706,015 shares of common stock outstanding as of June 30, 2024" to reconcile with the shares outstanding in your financial statements on page F-24.

Consolidated Financial Statements, page F-1

4.   Please confirm when you plan to provide financial statements for the fiscal year ended December 31, 2024.

Signatures, page 69

5.   We note your response to prior comment 4. Specifically, we note that, when you added back the "Principal Financial Officer" designation to the signature page, you removed the "Principal Accounting Officer" designation on the signature page. If Ronald J. Tchorzewski is signing the offering statement as both your principal financial officer and principal accounting officer, please identify both capacities. Otherwise, revise the signature page to identify who is signing the offering statement in each such capacity. Refer to Instruction 1 to "Signatures" in Form 1-A.

Please contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jesse Blue, Esq.